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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           WYNN'S INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                           WYNN'S INTERNATIONAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  983195 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GREGG M. GIBBONS
            VICE PRESIDENT -- CORPORATE AFFAIRS AND GENERAL COUNSEL
                           WYNN'S INTERNATIONAL, INC.
                       500 NORTH STATE COLLEGE BOULEVARD
                                   SUITE 700
                            ORANGE, CALIFORNIA 92868
                                 (714) 938-3700
                          (NAME, ADDRESS AND TELEPHONE
                         NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICE AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

                                WITH A COPY TO:

                                 J. JAY HERRON
                             O'MELVENY & MYERS LLP
                            114 PACIFICA, SUITE 100
                            IRVINE, CALIFORNIA 92618
                                 (949) 737-2900

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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

ITEM 1.  SUBJECT COMPANY INFORMATION.

     Wynn's International, Inc., a Delaware corporation (the "Company"), is the subject company. The principal executive offices of the Company are located at 500 North State College Blvd., Suite 700, Orange, California 92868. The telephone number of the principal executive offices of the Company is (714) 938-3700. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company, including the associated preferred stock purchase rights issued pursuant to the Company's Second Amended Rights Agreement, dated October 22, 1998, as amended, between the Company and ChaseMellon Shareholder Services (collectively, the "Common Stock"). As of June 12, 2000, there were 18,688,809 shares of Common Stock outstanding. Reference herein to "Shares" means shares of the Common Stock (including the associated preferred stock purchase rights).

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above, and incorporated herein by reference.

     (b) This statement relates to the tender offer by WI Holding Inc., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Parker-Hannifin Corporation, an Ohio corporation ("Purchaser"), to purchase all outstanding Shares at a price of $23.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule TO, dated June 22, 2000 (the "Schedule TO"), as filed by Purchaser and Merger Sub with the Securities and Exchange Commission (the "SEC"). The Schedule TO indicates that the principal offices of Purchaser and Merger Sub are located at 6035 Parkland Boulevard, Cleveland, Ohio 44124.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2000, among Purchaser, Merger Sub and the Company (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit (e)(2) to this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") filed with the SEC by the Company and is incorporated herein by reference in its entirety. The Merger Agreement provides that, among other things, as soon as practicable after consummation of the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Merger Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, the holders of Shares (other than Purchaser and Merger Sub) as of the effective time of the Merger (the "Effective Time") will receive an amount in cash per share equal to the Offer Price.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described or referred to in the Information Statement attached as
Schedule I hereto and incorporated herein by reference, or as set forth below, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates, or (2) Purchaser, Merger Sub or their respective executive officers, directors or affiliates.

     MERGER AGREEMENT

     The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit (e)(2) and is incorporated herein by reference.

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

     Board Representation. In the Merger Agreement, the Company and Purchaser agreed as follows:

     - Subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, promptly upon the purchase of any Shares by Merger Sub pursuant to the Offer, and from time to time thereafter as Shares are acquired by Merger Sub, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Board") as will give Purchaser representation on the Board equal to at least that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the number of Shares outstanding.

     - At the request of Purchaser, the Company will also cause each committee of the Board to include persons designated by Purchaser constituting the same percentage of each such committee as Purchaser's designees are of the Board.

     - At the request of Purchaser, the Company will promptly increase the size of the Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser designees to be elected to the Board and will cause the Purchaser designees to be so elected.

     - Until the Effective Time, the Board will have at least two directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates of Purchaser (one or more of such directors, the "Independent Directors"); provided, further, that if no Independent Directors remain, the other directors will designate one person to fill one of the vacancies who is not either an officer of the Company or a designee, stockholder, affiliate or associate of Purchaser, and such person will be deemed to be an Independent Director.

     - Prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies hereunder, (iii) extend the time for performance of Purchaser's or Merger Sub's obligations under the Merger Agreement, or (iv) take any other action by the Company in connection with the Merger Agreement required to be taken by the Board.

     Stock Plan Arrangements. The Merger Agreement provides that (i) reasonably promptly after Merger Sub purchases Shares pursuant to the Offer constituting a majority of the outstanding Shares on a fully diluted basis with respect to all options other than the options of certain directors, and (ii) immediately prior to the Effective Time with respect to the options of such directors, the Company will cause each then outstanding option to purchase Shares (the "Options") granted under any of the Company's stock option plans, each as amended (collectively, the "Option Plans"), whether or not then exercisable or vested, to be acquired by the Company for cancellation (including all related performance share rights that have not begun accruing as of the date of the Merger Agreement) in consideration of payment to the holders of such Options of an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the per Share exercise price thereof and (B) the number of Shares subject thereto (such payment to be net of applicable withholding taxes).

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     The following table sets forth, with respect to each of the executive officers and directors of the Company, (i) the number of Shares subject to the Company's stock option plans held by each person and the vesting status as of June 12, 2000, (ii) the weighted average exercise price of the options held by each person and (iii) the aggregate value of such options based upon the $23.00 per Share Offer Price.

                                                                          WEIGHTED
                                                VESTED     UNVESTED       AVERAGE         AGGREGATE
                                                OPTION      OPTION     EXERCISE PRICE     VALUE OF
                     NAME                       SHARES      SHARES       PER SHARE       OPTIONS ($)
                     ----                       -------    --------    --------------    -----------
James Carroll.................................   69,249     33,751         $13.48        $  980,110
Barton Beek...................................   12,487      1,013         $10.50        $  168,784
Bryan L. Herrmann.............................    9,424        676         $11.83        $  112,848
Robert H. Hood, Jr............................    8,099        676         $12.66        $   90,720
Richard L. Nelson.............................    9,448        676         $11.68        $  114,642
Donald C. Trauscht............................    5,400      4,725         $19.31        $   37,334
James D. Woods................................    8,099      3,713         $11.11        $  140,432
John W. Huber.................................  118,497      7,504         $ 9.61        $1,687,250
Seymour A. Schlosser..........................   94,248     14,253         $ 8.61        $1,561,313
Gregg M. Gibbons..............................   77,985     14,253         $ 9.04        $1,287,281

     The Merger Agreement further provides that, immediately prior to the date on which Merger Sub accepts the Shares for payment under the terms of the Offer, the Company will cause (i) all shares of restricted stock issued to employees under any stock compensation plans or programs and (ii) shares accruing under the Company's Amended and Restated 1994 Employee Stock Bonus Policy and 1999 Stock Bonus Policy based on stock option exercises occurring prior to the announcement of the transactions contemplated herein (the "Performance Shares") to become fully vested. The Offer is being made with respect to such restricted shares and Performance Shares. Mr. Gregg M. Gibbons, Vice President - Corporate Affairs and General Counsel of the Company, holds 325 accruing Performance Shares, the approximate value of which is $7,517 based upon the $23.00 per Share Offer Price.

     Benefit Plans. The Merger Agreement provides the following:

     - Purchaser will cause the Company and its subsidiaries to continue to provide, for a period of one year following the Effective Time, compensation and benefits that are, in the aggregate, substantially comparable to the compensation and benefits provided to the employees of the Company and its subsidiaries immediately prior to the Effective Time.

     - At all times following the Effective Time, Purchaser will cause each of the employee benefit plans and programs covering individuals who were employees of the Company or its subsidiaries before the Effective Time to recognize service performed as an employee of the Company or its subsidiaries prior to the Effective Time.

     - The employees' service performed will be recognized for purposes of determining such individuals' eligibility, vesting and rate of benefit accrual, but Purchaser is not required to cause such plans or programs to credit such individuals with benefits for services performed prior to the Effective Time.

     - Purchaser will cause any successor to the Company resulting from the transactions contemplated by the Merger Agreement to adopt the 1998 Supplemental Retirement Income Plan of the Company and its subsidiaries so that payment of the benefits earned by participants in such plan up to the Effective Time will not be accelerated.

     Agreements to Defend and Indemnify. The Merger Agreement provides the following:

     - All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors, officers, employees and agents of the Company or each of its subsidiaries (collectively, the "Indemnified Parties") as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) will be assumed by Purchaser

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

and Purchaser will be directly responsible for such indemnification, without further action, as of the Effective Time and will continue in full force and effect in accordance with their respective terms.

     - From and after the Effective Time and for a period of not less than six years thereafter, Purchaser will, and will cause the Surviving Corporation to, indemnify and hold harmless any and all Indemnified Parties to the full extent such persons may be indemnified by the Company or such subsidiaries, as the case may be, pursuant to applicable law, their respective certificates or articles of incorporation or by-laws (or other organizational documents) or pursuant to indemnification agreements as in effect on the date of the Merger Agreement for acts or omissions occurring at or prior to the Effective Time.

     - From and after the Effective Time, directors and officers of the Company who become or remain directors or officers of Purchaser or the Surviving Corporation will be entitled to the same indemnity rights and protections (including those provided by directors' and officers' liability insurance) of Purchaser.

     - Purchaser will, and will cause the Surviving Corporation to, maintain in effect for not less than six years after the Effective Time policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of the Company and its subsidiaries on the date of the Merger Agreement (and having at least the same coverage and containing terms and conditions that are no less advantageous to the persons currently covered by such policies as insured) with respect to matters existing or occurring at or prior to the Effective Time, provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed 200% of the per annum rate of premium currently paid by the Company and its subsidiaries for such insurance on the date of the Merger Agreement, then Purchaser will cause the Surviving Corporation to, and the Surviving Corporation will, provide the maximum coverage that is then available at an annual premium equal to 200% of such rate.

     - The provisions of the Merger Agreement relating to indemnification of officers and directors are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

     Non-solicitation. In the Merger Agreement, the Company agreed to the following:

     - The Company and its subsidiaries and their respective officers, directors, employees, representatives and agents will immediately cease all existing activities, discussions and negotiations, if any, with any parties conducted prior to June 13, 2000, with respect to any Acquisition Proposal (as defined below) and request the return of all confidential information regarding the Company and its subsidiaries provided to any such parties after January 1, 1999 and prior to the date of the Merger Agreement pursuant to a confidentiality agreement executed in connection with or in contemplation of an Acquisition Proposal.

     - The Company will not, nor will it permit any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal that constitutes or reasonably may give rise to, an Acquisition Proposal or (ii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, that, at any time prior to the date on which Merger Sub accepts the Shares for payment under the terms of the Offer, the Board may, in the exercise of its fiduciary obligations under Delaware Law as determined by the Board in good faith, after consultation with its outside counsel (who may be its regularly engaged outside counsel) in response to an unsolicited written Acquisition Proposal, make such inquiries of the party making such unsolicited Acquisition Proposal as may be necessary to inform itself of the proposed terms and details of the Acquisition Proposal and, if the Board reasonably believes that such Acquisition Proposal may lead to a Superior Proposal (as defined below) pursuant to a customary confidentiality agreement with terms not more favorable to such third party than the confidentiality agreement that the Company and Purchaser entered into (excluding the standstill provisions contained therein), furnish information to, and negotiate or otherwise engage in discussions with, the third party who delivers such Acquisition Proposal.

     - For purposes of the Merger Agreement, (i) "Superior Proposal" means an Acquisition Proposal (A) that the Board determines in its good faith judgment after consulting with and receipt of advice from
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

J.P. Morgan Securities Inc. ("J.P. Morgan") (or any other nationally recognized investment banking firm), would be more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by Purchaser in response to such Acquisition Proposal), (B) that is made by a person reasonably capable of completing such Acquisition Proposal, taking into account the legal, financial and regulatory aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (C) for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board, is reasonably capable of being obtained by the person making the Acquisition Proposal, and (ii) "Acquisition Proposal" means any inquiry, proposal or offer from any person relating to any (A) direct or indirect acquisition or purchase of a business that constitutes 10% or more of the net revenues or assets of the Company and its subsidiaries taken as a whole, or (B) direct or indirect acquisition or purchase of 10% or more of any class of equity securities of the Company or any of its subsidiaries whose business constitutes 10% or more of the net revenues or assets of the Company and its subsidiaries taken as a whole, (C) any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company or any of its subsidiaries whose business constitutes 10% or more of the net revenues or assets of the Company and its subsidiaries taken as a whole, or (D) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries whose business constitutes 10% or more of the net revenues or assets of the Company and its subsidiaries taken as a whole, other than the transactions contemplated by the Merger Agreement.

     - The Company will promptly (but in any event within one calendar day) advise Purchaser in writing of (i) the receipt, directly or indirectly, of any inquiries or proposals indicating that a person is considering making an Acquisition Proposal (including the specific terms thereof and the identity of the other party or parties involved), (ii) any determination by the Board as to any Acquisition Proposal as contemplated by the proviso to the second paragraph under the above caption "Non-solicitation," and (iii) any discussions or negotiations with any party making an Acquisition Proposal (or its representatives) relating to such Acquisition Proposal.

     - The Company must promptly (but in any event within one calendar day) (i) furnish to Purchaser a copy of any written proposals relating to a possible Acquisition Proposal and copies of any written information provided to or by any third party relating thereto to the extent such information has not previously been provided to Purchaser, and (ii) advise Purchaser in writing of any material changes to the terms and conditions of any Acquisition Proposal.

     STOCKHOLDER TENDER AGREEMENT

     In connection with the execution of the Merger Agreement, Mr. James Carroll, Chairman of the Board and Chief Executive Officer of the Company, who beneficially owns 1,086,903 of the Shares, has entered into a Stockholder Tender Agreement (the "Stockholder Agreement") with Merger Sub and Purchaser.

     Tender of Shares. Mr. Carroll has agreed to validly tender (and not withdraw) all of his Shares pursuant to and in accordance with the terms of the Offer not later than the fifth business day after commencement of the Offer.

     Transfer of Shares. Mr. Carroll has agreed that during the term of the Stockholder Agreement, he will not (a) except as provided in such agreement, offer to sell, transfer, pledge, assign, hypothecate or otherwise dispose of or transfer any interest in or encumber with any lien, any of his Shares, (b) deposit his Shares into a voting trust, enter into a voting agreement or arrangement with respect to his Shares or grant any proxy or power of attorney with respect to his Shares, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment or other disposition of or transfer of any interest in or the voting of any Shares or any other securities of the Company beneficially owned by Mr. Carroll.

     Grant of Proxy. Mr. Carroll has agreed to revoke any and all prior proxies with respect to his Shares that he may have heretofore made or granted and has constituted and appointed Purchaser, or any nominee of
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

Purchaser, with full power of substitution, during and for the term of the Stockholder Agreement, as his true and lawful attorney and proxy, for and in his name, place and stead, to vote each of his Shares, at any annual, special or adjourned meeting of the stockholders of the Company (including the right to sign his name (as stockholder) to any consent, certificate or other document relating to the Company permitted by the Delaware Law) (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the transactions contemplated thereby and by the Stockholder Agreement and (ii) against (A) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement and (B) the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (2) a sale, lease or transfer of all or substantially all of the assets of the Company or one of its material subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (3) (a) any change in a majority of the persons who constitute the board of directors of the Company as of the date of the Stockholder Agreement; (b) any change in the capitalization of the Company or any amendment of the Company's Certificate of Incorporation (the "Charter") or By-Laws, as amended to date; (c) any other material change in the Company's corporate structure or business; or (d) any other action that, in the case of each of the matters referred to in (3)(a), (b), (c) and (d), is intended, or could reasonably be expected to impede, interfere with, delay, postpone, or adversely affect the Merger and the other transactions contemplated by the Merger Agreement. The proxy is coupled with an interest, and Mr. Carroll has declared it to be irrevocable.

     Termination. The Stockholder Agreement will terminate on the earlier of (i) the purchase of all of his Shares pursuant to the Offer or (ii) the date the Merger Agreement is terminated in accordance with its terms. In the event the Stockholder Agreement is terminated in accordance with its terms, Purchaser has agreed to cause all of Mr. Carroll's Shares to be promptly returned to him.

     The foregoing summary is qualified in its entirety by reference to the Stockholder Agreement, which is filed as Exhibit (e)(4) and incorporated herein by reference.

     CONSULTING AGREEMENT

     In connection with the execution of the Merger Agreement, Mr. Carroll entered into a Consulting Agreement, dated June 13, 2000, with Purchaser (the "Consulting Agreement"). The Consulting Agreement will be effective upon consummation of the Merger and has a term of two years. The Consulting Agreement provides, among other things, that Mr. Carroll will provide Purchaser consulting and other advisory services. In consideration for his services, Mr. Carroll will receive an annual consulting fee of $300,000. The Consulting Agreement also contains confidentiality, non-competition, non-solicitation and assignment of intellectual property covenants.

     The foregoing summary is qualified in its entirety by reference to the Consulting Agreement, which is filed as Exhibit (e)(5) and incorporated herein by reference.

     CONFIDENTIALITY AGREEMENT

     On February 7, 2000, Purchaser and the Company entered into a Confidentiality Agreement (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, each party agreed that it will keep confidential all nonpublic, confidential or proprietary information of the other party, subject to certain exceptions, and will use the confidential information for no purpose other than evaluating a possible business combination with the other party. The Confidentiality Agreement provides that each party will not (except with the other party's consent), for a period of two years following the date of the Confidentiality Agreement, (i) purchase any securities of the other party, (ii) seek to influence the Board of the other party or (iii) make any proposal to the other party's Board, or make any public announcement, regarding any transaction involving the other party.

     The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(1) and is incorporated herein by reference.
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

     EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has entered into employment contracts with Mr. Carroll, John H. Huber, President and Chief Operating Officer of the Company, Seymour A. Schlosser, Vice President - Finance and Chief Financial Officer of the Company, and Mr. Gibbons, which expire December 31, 2001. These contracts provide for an annual salary to be fixed by the Board for 2000 and thereafter at not less than $650,000 for Mr. Carroll, $386,900 for Mr. Huber, $294,438 for Mr. Schlosser and $286,953 for Mr. Gibbons. Increases above these minimums are entirely within the Board's discretion.

     The employment contracts contain provisions designed to alleviate the executive officers' potential concerns over a possible "change in control" of the Company. For purposes of the contracts, a "change in control" will be deemed to take place if (a) any change occurs that is required to be reported under federal securities regulations; (b) any person becomes the beneficial owner of 40% or more of the Company's outstanding voting securities; or (c) at the end of any two-year period, the directors, who at the beginning of the period constituted the Board, no longer constitute a majority of the Board, unless the election of the new directors was approved by a two-thirds vote of the then directors who were in office at the beginning of the period.

     If, within the two-year period immediately following any change in control, the employment of Mr. Carroll, Mr. Huber, Mr. Schlosser or Mr. Gibbons terminates, either voluntarily or involuntarily, for any reason other than death, permanent disability or retirement at or after his normal retirement date, the Company will pay termination compensation to him equal to 2.99 times the average annual compensation, including salary and bonuses, paid to him during the five most recent calendar years, except that in the event of voluntary termination in certain cases the lump sum compensation will be equal to his highest annual compensation, including salary and bonus, for services rendered in any of the three most recent calendar years.

     Both the Company's Stock-Based Incentive Award Plan and 1999 Stock Awards Plan provide for the acceleration of the vesting of awards granted thereunder, including restricted stock awards, upon the occurrence of a "change in control" of the Company. The definitions of "change in control" in the Stock-Based Incentive Award Plan and the 1999 Stock Awards Plan are substantially the same as the definition in the employment contracts. Such acceleration will occur automatically unless the Board, prior to the occurrence of the change in control, determines otherwise.

     The aggregate estimated cash payments to Messrs. Carroll, Huber, Schlosser and Gibbons under the change in control provisions of their employment agreements (assuming termination in 2000) would be approximately $2,898,787, $1,477,975, $1,284,137 and $1,251,595, respectively. If any of them voluntarily terminates his employment under certain circumstances within two years after a change in control, the above amounts would not be payable, but he would be entitled to a severance payment equal to his highest annual salary and bonus in the three most recent calendar years.

     The foregoing summary is qualified in its entirety by the provisions of the Employment Agreements filed as Exhibits (e)(8-11), which are incorporated herein by reference.

     INDEMNIFICATION AGREEMENTS

     Pursuant to the power granted to the Company under its bylaws, the Company is a party to an indemnification agreement with each of its directors and executive officers, which provides that the indemnitee will be entitled to receive indemnification, including advancement of expenses, to the full extent permitted by applicable law and the Company's Charter for all expenses, judgments, fines, penalties and ERISA excise taxes actually and reasonably incurred by the indemnitee in connection with the defense or settlement of any action brought against, threatened to be made against, or otherwise involving, the indemnitee by reason of the indemnitee's capacity as a director or executive officer of the Company.

     The foregoing summary is qualified in its entirety by the provisions of the forms of indemnification agreements filed as Exhibits (e)(12) and (e)(13) hereto, which are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation.

     AT A SPECIAL MEETING HELD ON JUNE 13, 2000, THE BOARD UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDED ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE COMPANY'S STOCKHOLDERS (IF SUCH APPROVAL IS REQUIRED BY APPLICABLE LAW).

     ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     A letter to stockholders communicating the Board's recommendation is filed as Exhibit (a)(4) and incorporated herein by reference.

     (b)(i) Background of the Transaction. On December 20, 1999, Nick Vande Steeg, the President of Purchaser's Seal Group, called Mr. Carroll and arranged for a lunch meeting for January 20, 2000 with Mr. Carroll, Duane E. Collins, the Chief Executive Officer and Chairman of Purchaser, and Mr. Vande Steeg.

     On January 20, 2000, Mr. Collins and Mr. Vande Steeg met in Irvine, California with Mr. Carroll to discuss in general terms the Company's interest in a possible business combination involving the Company and Purchaser. During the meeting, Mr. Carroll gave Mr. Collins and Mr. Vande Steeg a general overview of the Company's subsidiary, Wynn's-Precision, Inc., and Mr. Collins described Purchaser's future prospects. In late January, 2000, Mr. Carroll contacted Mr. Vande Steeg to inform him that the Company had an interest in exploring a business combination. On February 7, 2000, the Company and Purchaser entered into a confidentiality agreement.

     On February 18, 2000, representatives of the Company and Purchaser attended a meeting in Irvine, California at which representatives of the Company discussed in general the Company's business, prospects, technology, products and financial condition. Mr. Carroll and Mr. Schlosser attended the meeting on behalf of the Company and Mr. Vande Steeg, Michael J. Hiemstra, Purchaser's Vice President - Finance and Administration and Chief Financial Officer, and James Miserendino, the Vice President and Controller of Purchaser's Seal Group, attended the meeting on behalf of Purchaser. As a result of the February 18 meeting, the parties decided to schedule a meeting for mid-March, at which time the three financial officers present at the February 18 meeting would discuss in greater detail the historical results, current performance and future forecasts of the Company.

     On March 16, 2000, Mr. Schlosser, on behalf of the Company, and Messrs. Hiemstra and Miserendino, on behalf of Purchaser, attended a meeting in Irvine, California. At that meeting, representatives of Purchaser and the Company engaged in preliminary discussions about the historical results, current performance and future forecasts of the Company and potential values and valuation processes. At that meeting, the parties agreed to meet again in April with the chief executive officers of each company.

     During late March and early April, representatives of Purchaser and the Company continued their discussions regarding a possible business combination involving Purchaser and the Company, including more extensive discussions regarding Purchaser's valuation of the Company. Purchaser suggested a preliminary valuation of $22.00 per share.

     On April 6, 2000, Purchaser's Board of Directors held a regularly scheduled meeting at which Purchaser's management updated the Board regarding the status of discussions with the Company.

     On April 12, 2000, Messrs. Collins, Vande Steeg, Hiemstra and Miserendino, on behalf of Purchaser, and Messrs. Carroll, Schlosser and John Halenda, the President of Wynn's-Precision, Inc., on behalf of the

Company, met in Nashville, Tennessee. At that meeting, the Company's representatives made comprehensive presentations regarding the Company's business, prospects, technology, products and financial condition.

     On April 20, 2000, Mr. Collins telephoned Mr. Carroll to discuss Purchaser's valuation of the Company. Mr. Collins indicated that Purchaser had raised its preliminary valuation to $24.00 per share depending upon the results of Purchaser's valuation work related to the Company's Specialty Chemicals Division.

     On April 24, 2000, Messrs. Collins and Carroll met for dinner in Nashville, Tennessee to further discuss Purchaser's intentions with respect to a business combination involving the Company.

     On April 26, 2000, the Company's Board held a telephonic meeting at which the Company's senior management advised the Company's Board of Purchaser's verbal expression of interest in pursuing a business combination with the Company. The Company's Board authorized the Company's senior management to pursue discussions with Purchaser and to commence the due diligence process with Purchaser. After the April 26 meeting of the Company's Board, the Company engaged J.P. Morgan to act as its financial advisor and the parties began to schedule due diligence meetings.

     On May 4, 2000, Purchaser engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") to act as its financial advisor.

     On May 10, 2000, the Company's Board held a regularly scheduled meeting at which they received an update on the status of discussions with Purchaser and a preliminary report from J.P. Morgan with respect to Purchaser's verbal expression of interest in acquiring the Company. The Company's Board authorized senior management and J.P. Morgan to continue discussions with Purchaser.

     On May 11 through May 19, 2000, representatives of Purchaser and Morgan Stanley engaged in extensive due diligence meetings with representatives of the Company and J.P. Morgan regarding, among other things, environmental, financial and litigation matters. On May 19, 2000, Purchaser provided the Company and the Company's legal counsel with the initial draft of the Merger Agreement.

     On May 22, 2000, members of Purchaser's due diligence team and representatives of Morgan Stanley met with members of Purchaser's management to discuss the status of the due diligence performed by Purchaser. Based on these discussions, Mr. Collins met with Mr. Carroll on May 22, 2000 regarding Purchaser's preliminary offer price per share. Mr. Collins advised Mr. Carroll that based on the results of its valuation work related to the Company's Specialty Chemicals Division, Purchaser would be willing to proceed at a price of $22.00 per share. Thereafter, J.P. Morgan, on behalf of the Company, and Morgan Stanley, on behalf of Purchaser, engaged in additional discussions concerning the proposed offer price per share and related matters.

     From June 3 through June 5, 2000, Purchaser engaged in additional due diligence activities with respect to the Company and its facilities. On June 5, 2000, members of Purchaser's management team met to discuss the results of the additional due diligence activities. Thereafter, management of Purchaser and the Company continued discussions regarding the price per share, with the representatives agreeing to request that their Boards of Directors consider a price per Share of $23.00, subject to negotiation of the definitive merger agreement and the receipt of further input and advice from the parties' respective financial advisors.

     Beginning on June 6, 2000 and continuing through June 13, 2000, the parties continued to discuss the economic terms of the proposed transaction, negotiated the terms of the Merger Agreement and Purchaser finalized its due diligence review of the Company.

     Purchaser's Board of Directors met on June 8, 2000. At that meeting, Purchaser's directors were advised of, among other things, the status of the negotiations regarding the Merger Agreement, including the terms of the proposed Offer.

     The Company's Board met on June 9, 2000. At that meeting, the Company's directors were advised of, among other things, the status of the negotiations regarding the Merger Agreement, including the terms of the proposed Offer. J.P. Morgan also provided a preliminary analysis supporting its draft fairness opinion.

     On June 13, 2000, Purchaser's Board of Directors met and unanimously approved the Offer, the Merger Agreement, the Merger and the transactions contemplated thereby and authorized its officers to execute the Merger Agreement.

     On June 13, 2000, the Company's Board met and unanimously approved the Offer, the Merger Agreement, the Merger and the transactions contemplated thereby. The Company's Board also unanimously resolved to recommend that the stockholders of the Company tender their Shares to Purchaser and vote for the adoption of the Merger Agreement and authorized its officers to execute the Merger Agreement. J.P. Morgan delivered its written fairness opinion to the Company's Board of Directors at this meeting.

     On June 13, 2000, after the approval of the Company's and Purchaser's Boards of Directors, the parties signed the Merger Agreement. A joint press release announcing the signing of the Merger Agreement was issued on June 13, 2000.

     (ii) Reasons for the Board's Recommendation. Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board received presentations and reviewed the terms and conditions of the Offer and the Merger with the Company's management, legal counsel and financial advisors. In reaching its conclusions described in paragraph (a) above, the Board considered many factors, including, but not limited to, the following:

          (A) the terms and conditions of the Offer, the Merger Agreement and related agreements;

          (B) the fact that the Offer and the Merger are not conditioned upon Purchaser or Merger Sub obtaining financing to consummate the Offer and the Merger;

          (C) the relationship between the price to be paid pursuant to the Offer and the Merger and the current and recent historical market prices for the Shares (including the fact that the consideration to be received by stockholders pursuant to the Offer and the Merger represented approximately a 70% premium over the Company's twenty-day trading average prior to the execution of the Merger Agreement;

          (D) information with respect to the financial condition, results of operations and business of the Company, on both a historical and a prospective basis, current industry, economic and market conditions and trends (including consolidations by the Company's competitors), historical market prices, price to earnings multiples and recent trading patterns of the Shares, market prices and financial data relating to other companies engaged in the same or similar businesses as the Company and the prices and premiums paid and other terms in recent acquisition transactions in the industry, and the Board's belief, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects the Company's prospects and the risks and uncertainties as well as the opportunities involved in the Company's current business environment;

          (E) the potential for other entities to be interested in acquiring the Company;

          (F) the fact that while the Merger Agreement prohibits the Company from soliciting other Acquisition Proposals (as defined in the Merger Agreement), the Company may, in the exercise of its fiduciary obligations under Delaware Law as determined by the Board in good faith, after consultation with its outside counsel (who may be its regularly engaged outside counsel) in response to an unsolicited written Acquisition Proposal, make such inquiries of the party making such unsolicited Acquisition Proposal as may be necessary to inform itself of the proposed terms and details of the Acquisition Proposal and, if the Board reasonably believes that such Acquisition Proposal may lead to a Superior Proposal (as defined in the Merger Agreement) pursuant to a customary confidentiality agreement with terms not more favorable to such third party than the confidentiality agreement (excluding the standstill provisions contained therein) with Merger Sub, furnish information to, and negotiate or otherwise engage in discussions with, the third party who delivers such Acquisition Proposal. The Company may terminate the Merger Agreement to enter into an Acquisition Agreement that is a Superior Proposal, provided that (I) the Company gives Merger Sub four business days prior written notice of its intention to take such action, (II) during such four business day period, the Company otherwise cooperates with Merger Sub with respect to the Acquisition Proposal that constitutes a Superior Proposal with the intent of enabling Merger Sub to engage in good faith negotiations so that the transactions contemplated by the Merger Agreement may be consummated, (III) at the end of such four business day period the Board continues reasonably to believe that the Acquisition Proposal constitutes a Superior Proposal and (IV) prior to or concurrent with entering into an Acquisition Agreement for a Superior Proposal the Company pays a termination fee of $13.0 million to Merger Sub. The Board also considered the termination fee and concluded that the fee was reasonable and necessary to induce Purchaser to enter into the Merger Agreement;

          (G) consideration of the future prospects of the Company in light of recent trends toward consolidation in the automotive supplier industry and customer demands for worldwide manufacturing capabilities;

          (H) consideration of the expected future market value of the Company as an independent entity assuming the Company achieved its long-range plan; and

          (I) the written opinion of J.P. Morgan, dated June 13, 2000, to the effect that, as of such date and subject to the assumptions and considerations described in the opinion, the Offer Price of $23.00 per Share was fair, from a financial point of view, to the Company's stockholders and option holders. The full text of J.P. Morgan's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by J.P. Morgan, is attached hereto as
     Schedule II and is incorporated herein by reference. J.P. Morgan's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be offered in the Offer and the Merger to holders of Shares and options (other than Merger Sub) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. In addition, individual members of the Board may have given different weights to different factors.

     It is expected that, if the Shares were not to be purchased by Merger Sub in accordance with the terms of the Offer, the Company's current management, under the general direction of the Board, would continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

     (c) Intent to Tender. To the best of the Company's knowledge, each of the Company's executive officers, directors and affiliates who own Shares presently intends to tender such Shares pursuant to the Offer, except (i) for Shares purchasable upon exercise of Options to the extent such Options will be cancelled in exchange for cash payments pursuant to the Merger Agreement as referenced in Item 3 above and (ii) to the extent such tender would violate applicable securities laws. Pursuant to the Stockholder Agreement, Mr. Carroll has agreed to tender all of his Shares into the Offer. All outstanding Shares, except for Shares held by the Company's executive officers and directors, are deemed to be held by non-affiliates.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company retained J.P. Morgan as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of J.P. Morgan's engagement letter dated May 10, 2000, the Company agreed to pay J.P. Morgan a fee of $500,000 upon delivery of its fairness opinion to the Board and an aggregate financial advisory fee (reduced by any amount previously paid for upon delivery of such fairness opinion) based on .88% of the total consideration (including the aggregate principal amount of any debt securities or indebtedness for borrowed money with, in each case, a maturity of more than one year, assumed, redeemed or remaining outstanding in connection with the transaction) payable in connection with the Offer and the Merger. The aggregate fee payable to J.P. Morgan is currently estimated to be approximately $4.467 million. The Company also has agreed to reimburse J.P. Morgan for its reasonable out-of-pocket expenses, including travel, communication and document production expenses, and the fees and disbursements of counsel, provided that expenses in excess of $50,000 in any calendar year require the written approval of the Company, and to indemnify J.P. Morgan and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of J.P. Morgan's engagement. In the ordinary course of business, J.P. Morgan and its affiliates may actively trade or hold the securities of the Company and Purchaser for their own account or for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed or retained or will compensate any other person to make solicitations or recommendations to stockholders on behalf of the Company with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as set forth below, and other than the Stockholder Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. All outstanding Shares, except for Shares held by the Company's executive officers and directors, are deemed to be held by non-affiliates.

     On May 10, 2000, the Company granted options to purchase 3,375 Shares at an exercise price of $13.44 per Share to each of Donald C. Trauscht and James D. Woods. The options were granted to these directors without any action on the part of the Board upon such director's re-election to the Board on May 10, 2000 pursuant to the terms of the Company's Non-Employee Directors' Stock Option Plan.

     On April 24, 2000, Gregg M. Gibbons exercised a stock option to purchase 25,313 Shares at an exercise price of $3.90 per Share. The stock option was granted in May 1990 and would have expired on May 9, 2000.

     On April 25, 2000, Seymour A. Schlosser exercised a stock option to purchase 17,718 Shares at an exercise price of $3.90 per Share. Mr. Schlosser delivered to the Company 6,158 Shares at a value of $14.375 per Share (the closing price of the Shares on the New York Stock Exchange on the exercise date) in partial payment of the exercise price of the stock option. The stock option was granted in May 1990 and would have expired on May 9, 2000.

     On May 30, 2000, the Company issued to Mr. Gibbons 621 Shares relating to the vested portion of a Performance Share award granted to Mr. Gibbons under the Company's 1994 Amended and Restated Employee Stock Bonus Policy and the Company's Stock-Based Incentive Award Plan. The Performance Share award began accruing in May 1997.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the Company's securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders. Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are hereby incorporated by reference in their entirety.

     RIGHTS AGREEMENT

     The Company's Second Amended Rights Agreement, dated as of October 22, 1998, by and between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agreement"), provides that certain transactions, including the Offer and the Merger, will cause the issuance of right certificates unless prior Board approval of the Offer and the Merger is obtained. At a special meeting of the Board on June 13, 2000, the Board unanimously approved the consummation of the transactions contemplated by the Merger Agreement and an amendment to the Rights Agreement that excludes Purchaser and its affiliates from the definition of an "Acquiring Person" thereunder with respect to transactions contemplated by and effected pursuant to the Merger Agreement. On June 13, 2000, the Company and ChaseMellon Shareholder Services, L.L.C., entered into Amendment No. 1 to the Rights Agreement. As a result of the Board approval of the Offer and the Merger and Amendment No. 1 to the Rights Agreement, the Offer and the Merger will not cause the issuance of any right certificates pursuant to the Rights Agreement.

     The foregoing summary is qualified in its entirety by the provisions of the Second Amended Rights Agreement and Amendment No. 1 to the Second Amended Rights Agreement filed as Exhibits (e)(6) and (e)(7), respectively, which are incorporated herein by reference.

     CERTIFICATE OF INCORPORATION

     Article Ninth of the Company's Charter provides that a merger or consolidation of the Company (including the Merger) with any other corporation and/or its affiliates, where such other corporation and/or its affiliates control directly or indirectly at least 10% of the voting power of this Corporation, requires the affirmative vote of the holders of at least 75% of the Shares, unless the merger or consolidation was approved by resolution of the Board prior to the acquisition of the ownership or control of at least 10% of the voting power of the Company by such other corporation. At a special meeting of the Board on June 13, 2000, the Board unanimously approved the consummation of the transactions contemplated by the Merger Agreement, including the acceptance of the Offer and consummation of the Merger. As a result of the unanimous approval by the Board of the Merger Agreement, the Offer and the Merger, the provisions of Article Ninth of the Charter will not apply to the Merger Agreement, the Offer or the Merger.

ITEM 9. EXHIBITS.

     The following exhibits are filed herewith:

Exhibit (a)(1)   Offer to Purchase, dated June 22, 2000 (incorporated by
                 reference to Exhibit (a)(1) to the Schedule TO).*
Exhibit (a)(2)   Letter of Transmittal, dated June 22, 2000 (incorporated by reference to Exhibit (a)(2) to the Schedule TO).*
Exhibit (a)(3)   Joint Press Release, dated June 13, 2000, issued by
                 Parker-Hannifin Corporation and Wynn's International, Inc.
                 (incorporated by reference to Exhibit 99.3 to Wynn's
                 International, Inc.'s Report on Form 8-K dated June 13,
                 2000).
Exhibit (a)(4)   Letter to Stockholders of Wynn's International, Inc., dated
                 June 22, 2000.*
Exhibit (e)(1)   Confidentiality Agreement, dated February 7, 2000, by and
                 between Parker-Hannifin Corporation and Wynn's
                 International, Inc.
Exhibit (e)(2)   Agreement and Plan of Merger, dated as of June 13, 2000, by and among Parker-Hannifin Corporation, WI Holding Inc. and
                 Wynn's International, Inc. (incorporated by reference to
                 Exhibit (d)(2) to the Schedule TO).
Exhibit (e)(3)   Opinion of J.P. Morgan Securities Inc., dated June 13, 2000
                 (attached hereto as Schedule II).*

Exhibit (e)(4)   Stockholder Tender Agreement, dated as of June 13, 2000,
                 between James Carroll and Parker-Hannifin Corporation
                 (incorporated by reference to Exhibit 99.1 to Wynn's
                 International, Inc.'s Report on Form 8-K dated June 13,
                 2000).
Exhibit (e)(5)   Consulting Agreement, dated June 13, 2000, between James
                 Carroll and Parker-Hannifin Corporation (incorporated by
                 reference to Exhibit (d)(4) to the Schedule TO).
Exhibit (e)(6)   Second Amended Rights Agreement, dated as of October 22,
                 1998, by and between Wynn's International, Inc. and
                 ChaseMellon Shareholder Services, L.L.C., as Rights Agent
                 (incorporated herein by reference to Exhibit 2.1 to
                 Amendment No. 2 on Form 8-A/A dated November 5, 1998).
Exhibit (e)(7)   Amendment No. 1 to Second Amended Rights Agreement, dated as of June 13, 2000, by and between Wynn's International, Inc.
                 and ChaseMellon Shareholder Services, L.L.C., as Rights
                 Agent (incorporated by reference to Exhibit 99.2 to Wynn's
                 International, Inc.'s Report on Form 8-K dated June 13,
                 2000).
Exhibit (e)(8)   Employment Agreement, dated January 1, 1999, between Wynn's
                 International, Inc. and James Carroll (incorporated herein by reference to Exhibit 10.1 to Wynn's International, Inc.'s
                 Report on Form 10-K for the fiscal year ended December 31,
                 1998).
Exhibit (e)(9)   Employment Agreement, dated January 1, 1999, between Wynn's
                 International, Inc. and John W. Huber (incorporated herein by reference to Exhibit 10.3 to Wynn's International, Inc.'s
                 Report on Form 10-K for the fiscal year ended December 31,
                 1998).
Exhibit (e)(10)  Employment Agreement, dated January 1, 1999, between Wynn's
                 International, Inc. and Seymour A. Schlosser (incorporated herein by reference to Exhibit 10.5 to Wynn's International,
                 Inc.'s Report on Form 10-K for the fiscal year ended
                 December 31, 1998).
Exhibit (e)(11)  Employment Agreement, dated January 1, 1999, between Wynn's
                 International, Inc. and Gregg M. Gibbons (incorporated
                 herein by reference to Exhibit 10.7 to Wynn's International,
                 Inc.'s Report on Form 10-K for the fiscal year ended
                 December 31, 1998).
Exhibit (e)(12)  Form of Indemnification Agreement between Wynn's
                 International, Inc. and a director of Wynn's International,
                 Inc. (incorporated herein by reference to Exhibit 10.11 to
                 Wynn's International, Inc.'s Report on Form 10-K for the
                 fiscal year ended December 31, 1993).
Exhibit (e)(13)  Form of Indemnification Agreement between Wynn's
                 International, Inc. and an officer of Wynn's International,
                 Inc. (incorporated herein by reference to Exhibit 10.12 to
                 Wynn's International, Inc.'s Report on Form 10-K for the
                 fiscal year ended December 31, 1996).
Exhibit (e)(14)  Wynn's International, Inc. Amended and Restated 1980 Stock
                 Option and Appreciation Rights Plan (incorporated herein by reference to Exhibit 4.1 to Wynn's International, Inc.'s
                 Registration Statement on Form S-8, Registration No.
                 2-68157).
Exhibit (e)(15)  Wynn's International, Inc. Amended and Restated 1982
                 Incentive Stock Option Plan (incorporated herein by
                 reference to Exhibit 4.2 to Wynn's International, Inc.'s
                 Registration Statement on Form S-8, Registration No.
                 2-68157).
Exhibit (e)(16)  Wynn's International, Inc. Stock-Based Incentive Award Plan
                 (incorporated herein by reference to Exhibit 28.1 to Wynn's
                 International, Inc.'s Registration Statement on Form S-8,
                 Registration No. 33-30296).

Exhibit (e)(17)  Amendment No. 1 to Wynn's International, Inc. Stock-Based
                 Incentive Award Plan (incorporated herein by reference to
                 Exhibit 28.2 to Wynn's International, Inc.'s Registration
                 Statement on Form S-8, Registration No. 33-64090).
Exhibit (e)(18)  Amendment 1996-1 to Wynn's International, Inc. Stock-Based
                 Incentive Award Plan (incorporated herein by reference to
                 Exhibit 10.8 to Wynn's International, Inc.'s Report on Form
                 10-K for the fiscal year ended December 31, 1996).
Exhibit (e)(19)  Amendment 1997-1 to Wynn's International, Inc. Stock-Based
                 Incentive Award Plan (incorporated herein by reference to
                 Exhibit 4.4 to Wynn's International, Inc.'s Registration
                 Statement on Form S-8, Registration No. 333-39045).
Exhibit (e)(20)  Wynn's International, Inc. 2000 Corporate Management
                 Incentive Plan (incorporated herein by reference to Exhibit
                 10.11 to Wynn's International, Inc.'s Report on Form 10-K
                 for the fiscal year ended December 31, 1999).
Exhibit (e)(21)  Wynn's International, Inc. Non-Employee Directors' Stock
                 Option Plan (incorporated herein by reference to Exhibit C of Wynn's International, Inc.'s Definitive Proxy Statement
                 relating to its Annual Meeting of Stockholders held on May
                 11, 1994, filed with the SEC on March 25, 1994).
Exhibit (e)(22)  Amendment 1996-1 to Wynn's International, Inc. Non-Employee
                 Directors' Stock Option Plan (incorporated herein by
                 reference to Exhibit 10.14 to Wynn's International, Inc.'s
                 Report on Form 10-K for the fiscal year ended December 31,
                 1996).
Exhibit (e)(23)  Wynn's International, Inc. 1999 Stock Awards Plan
                 (incorporated herein by reference to Exhibit A to Wynn's
                 International, Inc.'s Proxy Statement to stockholders
                 regarding the Annual Meeting of Stockholders held on April
                 28, 1999).
Exhibit (e)(24)  Amendment No. 1 to Wynn's International, Inc. 1999 Stock
                 Awards Plan (incorporated herein by reference to Exhibit
                 10.24 to Wynn's International, Inc.'s Report on Form 10-K
                 for the fiscal year ended December 31, 1999).
Exhibit (g)      None.

---------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2000                      WYNN'S INTERNATIONAL, INC.

                                          By:       /s/ JAMES CARROLL
                                            ------------------------------------
                                                       James Carroll
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                                                                      SCHEDULE I

                           WYNN'S INTERNATIONAL, INC.
                       500 NORTH STATE COLLEGE BOULEVARD
                                   SUITE 700
                            ORANGE, CALIFORNIA 92868

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about June 22, 2000, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the shares of Common Stock, par value $0.01 per share, of the Company, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement (the "Common Stock"). This Information Statement is furnished in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board. The Merger Agreement requires the Company, at the request of Purchaser, to take all action necessary to cause Purchaser's designees (the "Purchaser Designees") to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 22, 2000. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on July 20, 2000, unless extended.

     The information contained in this Information Statement concerning Purchaser and Merger Sub has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                            DESIGNATION OF DIRECTORS

     In the Merger Agreement, the Company and Purchaser agreed as follows:

          (a) Subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, promptly upon the purchase of any Shares by Merger Sub pursuant to the Offer, and from time to time thereafter as Shares are acquired by Merger Sub, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Board") as will give Purchaser representation on the Board equal to at least that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the number of Shares outstanding.

          (b) At the request of Purchaser, the Company will also cause each committee of the Board to include persons designated by Purchaser constituting the same percentage of each such committee as Purchaser's designees are of the Board.

          (c) At the request of Purchaser, the Company will promptly increase the size of the Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser designees to be elected to the Board and will cause the Purchaser designees to be so elected.

          (d) Until the Effective Time, the Board will have at least two directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates of Purchaser (one or more of such directors, the "Independent Directors"); provided, further, that if no Independent Directors remain, the other directors will designate one person to fill one of the vacancies who is not either an officer of the Company or a designee, stockholder, affiliate or associate of Purchaser, and such person will be deemed to be an Independent Director.

          (e) Prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies hereunder, (iii) extend the time for performance of Purchaser's or Merger Sub's obligations under the Merger Agreement, or (iv) take any other action by the Company in connection with the Merger Agreement required to be taken by the Board.

     Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to stockholders together with this Schedule 14D-9. The information on such Schedule I is incorporated herein by reference.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Merger Sub of any Shares pursuant to the Offer, which purchase cannot be earlier than July 20, 2000, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

     The shares of Common Stock (the "Shares") are the only class of voting securities of the Company outstanding. Each Share has one vote. As of June 12, 2000, the Company had 18,688,809 Shares outstanding.

                     DIRECTORS AND OFFICERS OF THE COMPANY

     The Company's Board currently consists of seven directors. The Board is divided into three classes. Two of the classes have two directors and the other class has three directors. Only one class is elected each year. The names of the current directors and executive officers, their ages as of June 20, 2000 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of the shares by Merger Sub pursuant to the Offer.

                                 PRINCIPAL BUSINESS EXPERIENCE DURING PAST FIVE YEARS AND    DIRECTOR
        NAME              AGE                  CERTAIN OTHER DIRECTORSHIPS                    SINCE
        ----              ---    --------------------------------------------------------    --------
                                 DIRECTORS WHOSE TERMS EXPIRE IN 2001
                                 ------------------------------------
Bryan L. Herrmann......   64     Chairman, Base Camp 9 Corp. (1990 - present)                  1975
                                 (recreational equipment); General Partner, MOKG 1984
                                 Investment Partners Ltd. (1984 - 1996) (investment
                                 banking); Chairman and Chief Executive Officer,
                                 Spaulding Composites Company (1992 - 1994) (industrial
                                 composite materials); a Director and member of the Audit
                                 Committee and Executive Committee.

Robert H. Hood, Jr.....   68     President, Douglas Aircraft Company (1989 - 1996)             1993
                                 (aircraft manufacturing); President, McDonnell Douglas
                                 Missile Systems, Inc. (1988 - 1989) (defense
                                 contractor); a Director and member of the Compensation
                                 Committee and Stock Awards Committee.

Richard L. Nelson......   70     Independent business consultant (1983 - 1999); Partner,       1994
                                 Ernst & Young LLP (1969 - 1983); a Director and Chairman
                                 of the Audit Committee and member of the Executive
                                 Committee.

                                 DIRECTORS WHOSE TERMS EXPIRE IN 2002
                                 ------------------------------------
Barton Beek............   76     Of Counsel, O'Melveny & Myers LLP (February                   1993
                                 1994 - present) (law firm); Partner, O'Melveny & Myers
                                 LLP (1962 - January 1994); a director of Fechtor,
                                 Detwiler, Mitchell & Co.; a Director and member of the
                                 Compensation Committee and Nominating Committee.

James Carroll..........   70     Chairman of the Board and Chief Executive Officer             1988
                                 (December 1996 - present); President and Chief Executive
                                 Officer of the Company (1988 - December 1996); a
                                 Director, Chairman of the Executive Committee and
                                 Chairman of the Nominating Committee.

                             PRINCIPAL BUSINESS EXPERIENCE DURING PAST FIVE YEARS AND    DIRECTOR
        NAME          AGE                  CERTAIN OTHER DIRECTORSHIPS                    SINCE
        ----          ---    --------------------------------------------------------    --------
                             DIRECTORS WHOSE TERMS EXPIRE IN 2003
                             ------------------------------------
Donald C. Trauscht... 66     Chairman, BW Capital Corporation (1996 - present)             1998
                             (private investment company); Chairman, Borg-Warner
                             Corporation (1994 - 1995) (physical and electronic
                             security services); Chairman and Chief Executive
                             Officer, Borg-Warner Corporation (1991 - 1994)
                             (diversified manufacturing and service company);
                             director of Blue Bird Corporation, Burns International
                             Corporation, Cordant Technologies, Inc., ESCO
                             Electronics Corporation and Global Motorsport Group
                             Inc.; a Director and member of the Audit Committee,
                             Compensation Committee and Stock Awards Committee.

James D. Woods....... 68     Chairman Emeritus and Consultant for Baker Hughes             1990
                             Incorporated (1997 - present) (oil field services and
                             process technologies); Chairman of the Board and Chief
                             Executive Officer of Baker Hughes Incorporated
                             (1987 - 1996); director of The Kroger Co., Varco
                             International, Inc., Howmet International, Inc., Kaiser
                             Aluminum, Inc. and OMI Corporation; a Director, Chairman
                             of the Compensation Committee, Chairman of the Stock
                             Awards Committee and a member of the Nominating
                             Committee.

THE COMPANY'S OFFICERS

     The executive officers of the Company, who are appointed annually, are as follows:

                                                                              EXECUTIVE
                                                                            OFFICER SINCE    AGE
                                                                            -------------    ---
James Carroll.........  Chairman of the Board and Chief Executive           1988             70
                        Officer
John W. Huber.........  President and Chief Operating Officer               1996             56
Seymour A. Schlosser..  Vice President-Finance and Chief Financial          1989             54
                        Officer
Gregg M. Gibbons......  Vice President-Corporate Affairs and General        1986             47
                        Counsel

     The principal occupations of Messrs. Carroll, Schlosser and Gibbons for the past five years have been their current respective positions with the Company. In addition, Mr. Gibbons was Secretary of the Company until December 1997. Mr. Huber was named President and Chief Operating Officer of the Company in December 1996. In March 2000, Mr. Huber was also named President and Chief Executive Officer of Goshen Rubber Companies, Inc., a wholly-owned subsidiary of the Company. For the five years immediately preceding his appointment as President and Chief Operating Officer of the Company, Mr. Huber was President and Chief Executive Officer of Wynn's-Precision, Inc., a wholly-owned subsidiary of the Company. There is no arrangement or understanding between any executive officer and any other person pursuant to which he was selected as an officer. There is no family relationship between any executive officers of the Company.

                            COMMITTEES OF THE BOARD

     The Board maintains the five committees listed below. The Board normally designates committee members at the annual organizational meeting of the Board following the Annual Meeting of Stockholders. The committees on which each director currently serves are listed in his biographical information above.

AUDIT COMMITTEE

     The Audit Committee has responsibility for consulting with the Company's officers regarding the appointment of independent public accountants as the Company's auditors, discussing the scope of the auditors' examination and reviewing the Company's annual financial statements and accounting policies. The Audit Committee met twice during 1999.

COMPENSATION COMMITTEE

     The Compensation Committee is responsible for recommending the cash compensation of the Company's officers, recommending and administering the Company's annual Corporate Management Incentive Plan, recommending retirement compensation for the Company's officers and employees and considering management succession issues. The Compensation Committee met twice during 1999.

STOCK AWARDS COMMITTEE

     The Stock Awards Committee is a subcommittee of the Compensation Committee. The Stock Awards Committee must consist entirely of directors who are both "non-employee directors" under applicable federal securities laws and "outside directors" under applicable tax laws. The Stock Awards Committee is authorized to grant stock options, stock appreciation rights, restricted stock awards and performance share awards to eligible employees of the Company. The Stock Awards Committee met twice during 1999.

EXECUTIVE COMMITTEE

     The Executive Committee has all the power and authority of the Board of Directors, except the power and authority to (i) amend the Company's Certificate of Incorporation or Bylaws; (ii) adopt an agreement of merger or consolidation or recommend to stockholders the sale, lease or exchange of all or substantially all of the Company's property and assets; (iii) recommend to stockholders a dissolution of the Company or a revocation of the dissolution; and (iv) declare a dividend or authorize the issuance of stock of the Company unless expressly authorized by a resolution of the Board. The Executive Committee did not meet during 1999.

NOMINATING COMMITTEE

     The Nominating Committee is responsible for developing and submitting to the Board (i) criteria for evaluating director nominees and existing Board members, (ii) recommendations to fill Board vacancies, and (iii) recommendations regarding Board composition, size and director tenure. The Nominating Committee's charter does not include procedures for stockholders formally to submit the names of potential nominees to the Board. The Nominating Committee met once during 1999.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

     During 1999, the Board of Directors met five times. Each director attended at least 75% of the 1999 Board meetings, and each director attended at least 75% of the aggregate number of 1999 meetings of the Board Committees on which he served.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Beek is of counsel to O'Melveny & Myers LLP, a law firm that the Company retains regularly to handle a variety of legal matters.

                           COMPENSATION OF DIRECTORS

RETAINER AND MEETING FEES

     During 1999, the Company compensated each director, except Mr. Carroll and Wesley E. Bellwood, a former director of the Company, for his services by payment of (i) a quarterly retainer of $5,000, (ii) $2,000 for each Board meeting attended and (iii) $1,000 for each Audit Committee, Compensation Committee and Nominating Committee meeting attended. The Company did not pay a separate fee to Stock Awards Committee members for attending its 1999 meetings. Commencing April 1, 2000, the Company pays each director (i) a quarterly retainer of $5,000, (ii) $2,500 for each Board meeting attended and (iii) $1,250 for each Audit Committee, Compensation Committee and Nominating Committee meeting attended.

     Mr. Bellwood resigned as a director of the Company as of January 3, 1999. In 1999, Mr. Bellwood received a retainer fee of $6,333 for his services as Chairman Emeritus of the Board and continued to participate in the Company's group health plans.

     The Company does not pay directors who are Company employees any fees or additional remuneration for serving as a member of the Board or any of its Committees. Therefore, Mr. Carroll did not receive any such fees or remuneration during 1999.

                   NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     Directors who are not employees of the Company participate in the Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), which became effective in 1994. Upon their initial election to the Board, non-employee directors receive options to purchase 6,750 shares of Common Stock. Upon reelection to the Board, non-employee directors receive options to purchase 3,375 shares of Common Stock.

     All options under the Directors' Plan (i) are nonqualified stock options,
(ii) are granted with an exercise price equal to the closing market price on the date of grant, (iii) are granted for a period of ten years, and (iv) vest at the rate of 70% on the first anniversary date of the grant and 10% on each of the second, third and fourth anniversary dates of grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Director Barton Beek currently is of counsel to O'Melveny & Myers LLP, a law firm that the Company retained during 1999 and continues to retain in 2000 to handle various legal matters.

                        SECURITY OWNERSHIP OF PRINCIPAL
                          STOCKHOLDERS AND MANAGEMENT

     The following table sets forth certain information as of June 12, 2000 concerning the beneficial ownership of the Company's Common Stock by (i) the only persons known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) the individuals named in the Summary Compensation Table, and (iii) all current directors and executive officers of the Company as a group. Except as otherwise indicated, beneficial ownership includes both voting and dispositive or investment power (whether or not shared with a spouse directly or indirectly as trustees of a family trust or similar arrangement).

                                                               NUMBER OF      PERCENTAGE OF
                                                                 SHARES          SHARES
                                                              BENEFICIALLY    BENEFICIALLY
            NAME AND ADDRESS OF BENEFICIAL OWNER                 OWNED          OWNED(1)
            ------------------------------------              ------------    -------------
Mario J. Gabelli............................................   4,590,869(2)       24.6
  One Corporate Center
  Rye, New York 10580
FMR Corp....................................................   1,997,150(3)       10.7
  82 Devonshire Street
  Boston, Massachusetts 02109
James Carroll...............................................   1,156,152(4)        6.2
  P.O. Box 14143
  Orange, California 92683
Carl E. Wynn Foundation.....................................   1,038,697(5)        5.6
  1280 Bison Avenue, Suite B-9-601
  Newport Beach, California 92660
SunTrust Banks, Inc.........................................     994,817(6)        5.3
  303 Peachtree Street, Suite 1500
  Atlanta, Georgia 30308

---------------
(1) When a stockholder holds options exercisable within 60 days of June 12, 2000, we treat the Common Stock covered by those options as outstanding shares when we calculate that stockholder's percentage ownership of the Company's Common Stock. However, we do not consider that Common Stock to be outstanding when we calculate the percentage ownership of any other stockholder.

(2) These shares are owned by various entities engaged primarily in providing investment advisory services for their clients. Mr. Gabelli directly or indirectly controls and acts as chief investment officer for such entities. He or they have sole voting power with respect to 4,545,339 shares, sole dispositive power with respect to 4,590,869 shares and no voting power with respect to 45,530 shares. Except for 76,500 shares owned by Gabelli Performance Partnership, 3,375 shares owned by Gabelli Asset Management International Advisory Services and 2,025 shares owned by Mr. Gabelli personally, Mr. Gabelli disclaims any economic interest in the above reported shares. The share information reflected is based on Mr. Gabelli's
    Schedule 13D dated February 5, 1999.

(3) Includes shares beneficially owned by Fidelity Management & Research Company and Fidelity Management Trust Company, each a wholly-owned subsidiary of FMR Corp. FMR has sole voting power with respect to 15,700 shares only. It has sole dispositive power with respect to 1,997,150 shares. The share information reflected is based on the Schedule 13G filed by FMR Corp. for the year ended December 31, 1999.

(4) Includes 69,249 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options. Excludes 83,334 shares owned by members of Mr. Carroll's family, as to which shares Mr. Carroll disclaims beneficial ownership.

(5) The share information reflected is based on information provided by an officer of the Carl E. Wynn Foundation in February 2000.

(6) Includes shares beneficially owned by SunTrust Banks of Tennessee, Inc., SunTrust Equitable Securities Corporation and in various fiduciary capacities. SunTrust has sole voting power with respect to 994,817 shares. It has sole dispositive power with respect to 991,455 shares only. The share information reflected is based on a Schedule 13G provided to the Company by SunTrust Banks, Inc. for the year ended December 31, 1999.

              STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table indicates the number of shares of Common Stock owned by the Company's directors and executive officers on June 12, 2000.

                                                               NUMBER OF      PERCENTAGE OF
                                                                 SHARES          SHARES
                                                              BENEFICIALLY    BENEFICIALLY
                  NAME OF BENEFICIAL OWNER                      OWNED(1)        OWNED(2)
                  ------------------------                    ------------    -------------
James Carroll...............................................   1,156,152(3)        6.2
Barton Beek.................................................      19,250(4)          *
Bryan L. Herrmann...........................................      16,197(5)          *
Robert H. Hood, Jr..........................................      17,201(6)          *
Richard L. Nelson...........................................      17,200(7)          *
Donald C. Trauscht..........................................       9,400(8)          *
James D. Woods..............................................      16,850(9)          *
John W. Huber...............................................     152,932(10)         *
Seymour A. Schlosser........................................     135,316(11)         *
Gregg M. Gibbons............................................     185,272(12)       1.0
All directors and executive officers as a group (10
  persons)..................................................   1,725,770(13)       9.0

---------------
  *  Less than one percent.

 (1) Subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares have sole voting and investment power with respect to such shares.

 (2) When a director or executive officer holds options exercisable within 60 days of June 12, 2000, we treat the Common Stock covered by those options as outstanding shares when we calculate that director or executive officer's percentage ownership of the Company's Common Stock. However, we do not consider that Common Stock to be outstanding when we calculate the percentage ownership of any other director or executive officer.

 (3) Includes 69,249 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options. Excludes 83,334 shares owned by members of Mr. Carroll's family, as to which shares Mr. Carroll disclaims beneficial ownership.

 (4) Includes 12,488 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options.

 (5) Includes 9,426 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options.

 (6) Includes 8,101 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options.

 (7) Includes 9,450 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options.

 (8) Includes 5,400 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options.

 (9) Includes 8,100 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options.

(10) Includes 118,497 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options.

(11) Includes 94,248 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options.

(12) Includes 77,985 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options.

(13) Includes 412,944 shares purchasable within 60 days of June 12, 2000 upon the exercise of stock options.

                      REPORT OF THE COMPENSATION COMMITTEE

TO: THE BOARD OF DIRECTORS

     The Compensation Committee is responsible for evaluating the performance and determining the compensation levels of the Company's Chief Executive Officer and all other executive officers. In connection therewith, the Committee recommends and administers the Company's annual Corporate Management Incentive Plan. The Committee also is responsible for recommending retirement compensation for the Company's officers and employees, and considering management succession issues. Each year, the Committee reviews with the Board in detail all aspects of compensation for the Company's executive officers.

OVERALL COMPENSATION POLICIES

     The Company believes that its financial success directly correlates with the skills and talents of its executive management. In order to recruit, retain and motivate top-performing executives who have exceptional skills and talents, the Company must provide an outstanding executive compensation package. In structuring executive compensation, the Committee adheres to the following policies:

     - A substantial portion of each executive officer's annual compensation should be tied to the Company's overall financial performance.

     - The Committee should evaluate each officer's individual performance and the extent to which that individual performance contributed to the Company's overall performance.

     - Compensation levels should be appropriate and commensurate with compensation paid to executives in the same industry.

     - Executive officers should have a strong incentive to advance the Company's long-term strategic and financial goals, and not merely be concerned with its shorter-term financial performance.

     - Each executive officer should own a significant number of shares of the Company's Common Stock and the Company should continue to provide executive officers with an incentive to increase their stock ownership in the Company.

     - Retirement benefits should provide a meaningful source of income to retired executives in order to give current executives greater incentive to provide long-term service to the Company.

     - The tax implications to the Company and its executive officers of various payments and benefits should be considered in structuring total executive compensation.

     The Committee relies principally on four forms of compensation in implementing these policies: (i) base salary, (ii) performance-based bonuses,
(iii) stock options and other stock-based awards, and (iv) retirement benefits pursuant to the Company's retirement and 401(k) plans.

ANNUAL COMPENSATION

     Annual compensation for each executive officer consists mainly of base salary and a contingent bonus based upon Company and individual performance. Each year the Committee reviews the base salaries of its executive officers. In setting the base salary for an executive officer, the Committee reviews the officer's current salary and salary history, and evaluates the officer's individual performance during the year. The Committee also considers the prevailing salary rates of comparable executive officers of other companies in the same industry and the relative financial performance of the Company.

     An executive officer will receive a bonus for a given year if (i) the Company has achieved certain financial objectives for the year, and (ii) the Committee determines that the officer's individual performance contributed to the achievement of those objectives. Each year the Company establishes a Corporate Management Incentive Plan (the "Management Incentive Plan"). The Management Incentive Plan sets forth the Company's financial objectives for the coming year and establishes a formula for determining a corporate bonus pool if the Company achieves its financial objectives.

     Under the 1999 Management Incentive Plan, the bonus pool's size is based on the Company's pretax return on beginning stockholders' equity. Specifically, the pool equals 10% of the amount by which consolidated pretax earnings exceed a 20% return on beginning stockholders' equity, subject to a maximum bonus pool of $2,000,000.

     After the total Management Incentive Plan bonus pool is calculated, the executive officers determine the amount of bonuses to be paid to the Company's other corporate management employees, based on their evaluation of each employee's individual performance. The Compensation Committee then decides how to allocate the remainder of the bonus pool to the executive officers, subject to a maximum payment to each executive officer of 100% of the executive officer's base salary.

     In evaluating each executive officer's performance and contribution to the Company's financial results, the Committee considers not only measurable accomplishments, but also achievements that are more difficult to quantify, such as the development and execution of key corporate strategies, the containment of costs and minimization of liabilities, and the ability to lead and motivate others. Based on these factors, the Committee arrives at an incentive compensation figure for each of the executive officers.

     Under the 1999 Management Incentive Plan, the Committee may recommend to the Board, and the Board may grant, an additional bonus for outstanding performance, even if the payment of such additional bonus award would cause the maximum bonus pool to be exceeded. However, an executive officer's total bonus may not exceed 100% of his base salary in that year.

LONG-TERM INCENTIVES

     In addition to the base salary and bonus elements of executive compensation, the Company provides long-term incentives to the executive officers of the Company. The Stock Awards Committee, which is a sub-committee of the Compensation Committee, from time to time provides long-term incentives to the executive officers and other key employees through the grant of stock options, restricted stock, performance share awards and other awards under the Company's 1999 Stock Awards Plan, and prior to its expiration in May 1999, under the Company's Stock-Based Incentive Award Plan. The Company does not, however, offer a long-term incentive plan within the meaning of Item 402(a)(7)(iii) of Regulation S-K.

     In determining whether it should grant stock-based awards to a particular executive officer, the Stock Awards Committee considers both the Company's overall performance and the executive's contribution to that performance. The Stock Awards Committee also considers what challenges and strategic goals each officer will face in the coming years, and whether a stock-based award would provide the executive with an effective additional incentive to achieve the goals set. In addition, the Stock Awards Committee considers whether a stock-based award would provide the executive officer with the opportunity and incentive to increase his stock ownership in the Company.

CONSIDERATION OF TAX IMPLICATIONS

     As one of many factors in its consideration of compensation matters, the Compensation Committee considers the anticipated tax treatment to the Company and to its executive officers of various payments of compensation and benefits. For example, some types of compensation payments and their deductibility (e.g., the spread on exercise of nonqualified stock options) depend upon the timing of an executive's vesting or exercise of previously granted rights.

     In addition, Section 162(m) of the Internal Revenue Code affects the deductibility of executive compensation for federal income tax purposes. Section 162(m) essentially limits the Company's deduction to $1,000,000 per year for compensation (other than certain qualified performance-based compensation) paid to each of the Company's four executive officers.

     The Committee does not necessarily expect to limit executive compensation to the maximum deductible amount under Section 162(m). However, the Committee will consider various alternatives designed to preserve the deductibility of compensation payments and benefits to the extent they are consistent with its other compensation objectives. These alternatives include offering stock-based awards that are designed to meet the deductibility criteria established in the regulations under Section 162(m). In addition, the Committee may consider offering executive officers the option of deferring some of their compensation to another year.

1999 EXECUTIVE COMPENSATION

     The formula bonus pool under the 1999 Management Incentive Plan was $1,514,000. Based on the recommendation of management and the concurrence of the Committee members, the Committee recommended that only $1,000,000 be accrued and paid to all corporate personnel, including the executive officers, for services rendered in 1999. Of this amount, the executive officers decided to pay a total of $300,000 to the other corporate personnel. The remaining balance of $700,000 was then available for the Committee to pay bonuses to the executive officers.

     Based on the Company's performance in 1999, and the Committee's assessment of the contribution of each of the executive officers to this performance, the Committee awarded to each of Messrs. Carroll, Schlosser and Gibbons a bonus equal to approximately 61.2% of his base salary. The Committee did not award a bonus to Mr. Huber for 1999.

     In 1999, each executive officer also received perquisites and other benefits incidental to his employment that, in the aggregate for each executive officer, were well below the threshold reporting requirements.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

     In 1999, Mr. Carroll received a base salary of $600,000 pursuant to an employment agreement with the Company that expires on December 31, 2001.

     In addition to his base salary for 1999, the Committee also awarded Mr. Carroll a bonus of $367,340 under the 1999 Management Incentive Plan. In determining the size of Mr. Carroll's bonus, the Committee reviewed Mr. Carroll's role in achieving the Company's 1999 financial results, which included record revenues, pretax income and income after taxes, and substantial cash generated from operations. The Committee also recognized Mr. Carroll's key role in consummating the Company's acquisition in 1999 of Goshen Rubber Companies, Inc. In addition, the Committee considered Mr. Carroll's leadership in non-financial matters, such as the development and implementation of corporate strategies, the development of a strong management team and the motivation of the Company's key executives. Based on all of these factors, the Committee concluded that a bonus award equal to 61.2% of Mr. Carroll's base salary was appropriate.

     Mr. Carroll's total compensation in 1999 did not exceed the Section 162(m) $1,000,000 deductibility limit.

CONCLUSION

     The Committee has reviewed each element of compensation for each of the executive officers for 1999. In the Committee's opinion, the compensation of each executive officer is reasonable and appropriate in view of the Company's consolidated performance and the Committee's evaluation of each executive officer's contribution to that performance.

                                          COMPENSATION COMMITTEE

                                          James D. Woods
                                          Barton Beek
                                          Robert H. Hood, Jr.
                                          Donald C. Trauscht

February 16, 2000

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table describes the amounts and forms of compensation that the Company's four executive officers received during the last three fiscal years.

                                                                                  LONG TERM
                                                                             COMPENSATION AWARDS
                                                                           -----------------------
                                                                           RESTRICTED   SECURITIES
                                                                             STOCK      UNDERLYING    ALL OTHER
                                                 ANNUAL COMPENSATION        AWARD(S)     OPTIONS     COMPENSATION
                                              --------------------------   ----------   ----------   ------------
     NAME/PRINCIPAL POSITION           YEAR   SALARY($)(A)   BONUS($)(A)      ($)          (#)          ($)(B)
     -----------------------           ----   ------------   -----------   ----------   ----------   ------------
James Carroll........................  1999     $600,000      $367,340        -0-         12,500       $  4,000
  Chairman of the Board and            1998     $566,500      $303,630        -0-         25,000       $  4,000
  Chief Executive Officer              1997     $515,000      $515,000        -0-            -0-       $  4,000
John W. Huber........................  1999     $386,900           -0-        -0-          7,500       $  4,000
  President and Chief                  1998     $365,000      $195,630        -0-         15,000       $  4,000
  Operating Officer                    1997     $326,000      $326,000        -0-            -0-       $148,377(C)
Seymour A. Schlosser.................  1999     $275,176      $168,472        -0-          7,500       $  4,000
  Vice President-Finance               1998     $259,600      $139,139        -0-         10,000       $  4,000
  and Chief Financial Officer          1997     $236,000      $236,000        -0-            -0-       $  4,000
Gregg M. Gibbons.....................  1999     $268,180      $164,188        -0-          7,500       $  4,000
  Vice President-Corporate             1998     $253,000      $135,601        -0-         10,000       $  4,000
  Affairs and General Counsel(D)       1997     $230,000      $230,000        -0-            -0-       $  4,000

---------------
(A) Amounts shown include cash compensation earned and received or deferred by executive officers. All other annual compensation did not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for the named executive officer.

(B) Unless otherwise noted, this column reflects only amounts contributed to the Company's 401(k) Plan, a qualified defined contribution plan, for the accounts of the named executive officers.

(C) The Company reimbursed Mr. Huber for moving expenses in the amount of $144,377 to relocate to Southern California.

(D) Prior to December 31, 1997, Mr. Gibbons also served as the Company's Secretary.

STOCK OPTIONS

     The following tables set forth information with respect to the individuals named in the Summary Compensation Table concerning stock option grants and exercises during fiscal 1999 and unexercised options held as of the end of that fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                               INDIVIDUAL GRANTS
                               --------------------------------------------------        POTENTIAL
                                              PERCENT OF                             REALIZATION VALUE
                                NUMBER OF       TOTAL                                AT ASSUMED ANNUAL
                                SECURITIES     OPTIONS                              RATES OF STOCK PRICE
                                UNDERLYING    GRANTED TO                              APPRECIATION FOR
                                 OPTIONS      EMPLOYEES    EXERCISE                     OPTION TERM
                                 GRANTED      IN FISCAL      PRICE     EXPIRATION   --------------------
            NAME               (#)(A, B, C)      YEAR      ($/SH)(D)      DATE       5%($)       10%($)
            ----               ------------   ----------   ---------   ----------   --------    --------
James Carroll................     12,500         10.5%      $18.875    2/10/2009    $148,380    $376,024
John W. Huber................      7,500          6.3%      $18.875    2/10/2009    $ 89,028    $225,614
Seymour A. Schlosser.........      7,500          6.3%      $18.875    2/10/2009    $ 89,028    $225,614
Gregg M. Gibbons.............      7,500          6.3%      $18.875    2/10/2009    $ 89,028    $225,614

---------------
(A) No stock appreciation rights have been granted or are presently outstanding. Options granted in 1999 are exercisable starting 12 months after the grant date, with 70% of the shares covered thereby becoming exercisable at that time and with an additional 10% of the option shares becoming exercisable on each successive anniversary date, with full vesting occurring on the fourth anniversary date. Acceleration of the exercisability of the options may occur under certain circumstances, including a change in control of the Company. The options were granted with an exercise price of 100% of the fair market value of the Company's Common Stock on the date of grant. The options were granted for a term of 10 years, subject to earlier termination in case of certain events related to termination of employment.

(B) Under the terms of the Company's Stock-Based Incentive Award Plan, the Stock Awards Committee retains discretion, subject to plan limits, to modify the terms of outstanding options and to reprice the options.

(C) With the exception of the options granted to Mr. Carroll, the options were accompanied by performance share award grants. See "1999 Performance Share Award Activity of Executive Officers" below.

(D) The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                                    NUMBER OF
                                                                   SECURITIES            VALUE OF
                                                                   UNDERLYING           UNEXERCISED
                                                                   UNEXERCISED         IN-THE-MONEY
                                                                OPTIONS AT FY-END    OPTIONS AT FY-END
                                                                       (#)                ($)(A)
                                   SHARES           VALUE       -----------------    -----------------
                                 ACQUIRED ON       REALIZED       EXERCISABLE/         EXERCISABLE/
             NAME                EXERCISE(#)         ($)          UNEXERCISABLE        UNEXERCISABLE
             ----                -----------      ----------    -----------------    -----------------
James Carroll..................    202,500        $2,731,725      58,000/20,000       $    323,798/$0
John W. Huber..................        -0-               -0-     111,750/14,251       $726,022/$1,407
Seymour A. Schlosser...........     28,125        $  390,094     105,719/10,500       $    894,533/$0
Gregg M. Gibbons...............      1,627        $   12,670      97,015/10,500       $    842,494/$0

---------------
(A) Market value of the underlying securities at year end minus the exercise price of "in-the-money" options.

PERFORMANCE SHARE AWARD ACTIVITY

  Summary Of Employee Stock Bonus Policies

     Since February 1994, the Company has maintained an Employee Stock Bonus Policy (the "1994 Stock Policy") as part of the Company's existing Stock-Based Incentive Award Plan (the "Former Stock Plan"). Under the 1994 Stock Policy, stock option awards granted after January 1, 1994 under the Former Stock Plan were accompanied by a performance share award contingent upon exercise of the associated options. In 1999, the Company adopted a new 1999 Stock Awards Plan (the "1999 Stock Plan") and a new 1999 Employee Stock Bonus Policy (the "1999 Stock Policy"). Under the 1999 Stock Policy, stock option awards granted on or after April 28, 1999 under the 1999 Stock Plan are accompanied by a performance share award contingent upon exercise of the associated options.

     Under both the 1994 Stock Policy and the 1999 Stock Policy, the performance share award entitles the recipient to receive one share of Common Stock for every five shares purchased upon the exercise of the stock option if the recipient satisfies two conditions. The recipient must (i) maintain continuous record ownership of the option shares for three years after exercise and (ii) remain continuously employed by the Company during the three-year period. During that period, the recipient does not enjoy any rights of a stockholder with respect to the performance shares.

     Upon completion of the three-year holding period and satisfaction of the continuous employment requirement, the recipient will receive the shares of Common Stock covered by the performance share award. The recipient will also receive an amount equal to the amount of dividends, without interest, that would have been paid on the Common Stock if the recipient had received the shares at the time the associated stock options were exercised.

  Prior Performance Share Awards To Executive Officers

     Messrs. Huber, Schlosser and Gibbons have received performance share awards for a total of 14,588, 9,088 and 9,088 contingent performance shares, respectively, between January 1, 1994 and December 31, 1998 pursuant to the 1994 Stock Policy. Neither Mr. Huber nor Mr. Schlosser has exercised any options associated with performance share awards. In 1996, Mr. Gibbons exercised options associated with 2,306 performance shares and in 1997, Mr. Gibbons exercised options associated with 621 performance shares.

  1999 Performance Share Award Activity Of Executive Officers

     In 1999, performance share awards under the 1994 Stock Policy were made to Messrs. Huber, Schlosser and Gibbons in the amount of 1,500 contingent performance shares each. In 1999, Mr. Gibbons exercised options associated with 325 performance shares. Also in 1999, Mr. Gibbons was awarded 2,306 performance shares based on option exercises in 1996. No performance share awards were granted in 1999 to executive officers under the 1999 Stock Policy.

PENSION PLAN TABLE

     The following table shows estimated annual benefits payable upon retirement in specified compensation and years of service classifications to the executive officers listed in the Summary Compensation Table.

                                                             YEARS OF SERVICE
                                                     --------------------------------
                 BASE REMUNERATION                      10          20          30
                 -----------------                   --------    --------    --------
$250,000...........................................  $ 45,000    $ 90,000    $125,000
$350,000...........................................  $ 63,000    $126,000    $175,000
$450,000...........................................  $ 81,000    $162,000    $225,000
$550,000...........................................  $ 99,000    $198,000    $275,000
$650,000...........................................  $117,000    $234,000    $325,000

     The Company's retirement benefits are based on the participant's highest base salary in his final three years of employment. Messrs. Carroll, Huber, Schlosser and Gibbons have completed 20, 14, 11 and 22 years of service, respectively, under the Company's retirement plans. The benefits shown above are the aggregate amounts provided under the Company's qualified retirement plan, the employer-provided portion of the Company's 401(k) plan and the Company's non-qualified and unfunded supplemental retirement income plan. The annual benefits shown above represent a single life annuity commencing at age 65. These amounts would be actuarially reduced if an alternate form of pension benefit were elected or for the commencement of benefits prior to age 65. The above benefits are reduced dollar-for-dollar by the officers' primary Social Security benefits.

PERFORMANCE GRAPH

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
           AMONG WYNN'S INTERNATIONAL, INC., NEW YORK STOCK EXCHANGE
         MARKET INDEX AND AUTOMOTIVE PARTS AND ACCESSORIES PEER GROUP**

[PERFORMANCE GRAPH]

                                               WYNN'S INTERNATIONAL, INC.       PEER GROUP INDEX            NYSE MARKET INDEX
                                               --------------------------       ----------------            -----------------
1994                                                     100.00                      100.00                      100.00
1995                                                     137.56                      106.76                      129.66
1996                                                     223.44                      134.55                      156.20
1997                                                     341.67                      171.78                      205.49
1998                                                     359.68                      175.28                      244.52
1999                                                     233.46                      148.48                      267.75

                                                                   FISCAL YEAR ENDED
                                                   -------------------------------------------------
                                                   1994    1995     1996     1997     1998     1999
                                                   ----   ------   ------   ------   ------   ------
Wynn's International, Inc. ......................  100    137.56   223.44   341.67   359.68   233.46
Peer Group Index.................................  100    106.76   134.55   171.78   175.28   148.48
NYSE Market Index................................  100    129.66   156.20   205.49   244.52   267.75

---------------
* $100 invested on December 31, 1994 in the Company's Common Stock and in the New York Stock Exchange Market Index and the Automotive Parts and Accessories Peer Group Index. Total return includes reinvestment of dividends, if applicable. Returns for the Company for the above period are not necessarily indicative of future performance. Dates are for the calendar years ending on December 31 of each year.

** Automotive Parts and Accessories Peer Group is comprised of 64 public companies. The Peer Group and New York Stock Exchange Market Index information was furnished by Media General Financial Services.

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has entered into employment contracts with Messrs. Carroll, Huber, Schlosser and Gibbons, which expire December 31, 2001. These contracts provide for an annual salary to be fixed by the Board of Directors for 2000 and thereafter at not less than $650,000 for Mr. Carroll, $386,900 for Mr. Huber, $294,438 for Mr. Schlosser and $286,953 for Mr. Gibbons. Increases above these minimums are entirely within the Board's discretion.

     The employment contracts contain provisions designed to alleviate the executive officers' potential concerns over a possible "change in control" of the Company. For purposes of the contracts, a "change in control" will be deemed to take place if (a) any change occurs that is required to be reported under federal securities regulations; (b) any person becomes the beneficial owner of 40% or more of the Company's outstanding voting securities; or (c) at the end of any two-year period, the directors, who at the beginning of the period constituted the Board, no longer constitute a majority of the Board, unless the election of the new directors was approved by a two-thirds vote of the then directors who were in office at the beginning of the period.

     If, within the two-year period immediately following any change in control, the employment of Mr. Carroll, Mr. Huber, Mr. Schlosser or Mr. Gibbons terminates, either voluntarily or involuntarily, for any reason other than death, permanent disability or retirement at or after his normal retirement date, the Company will pay termination compensation to him equal to 2.99 times the average annual compensation, including salary and bonuses, paid to him during the five most recent calendar years, except that in the event of voluntary termination in certain cases the lump sum compensation will be equal to his highest annual compensation, including salary and bonus, for services rendered in any of the three most recent calendar years.

     Both the Company's Stock-Based Incentive Award Plan and 1999 Stock Awards Plan provide for the acceleration of the vesting of awards granted thereunder, including restricted stock awards, upon the occurrence of a "change in control" of the Company. The definitions of "change in control" in the Stock-Based Incentive Award Plan and the 1999 Stock Awards Plan are substantially the same as the definition in the employment contracts. Such acceleration will occur automatically unless the Board of Directors, prior to the occurrence of the change in control, determines otherwise.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely on a review of the copies of such forms furnished to the Company and written representations from the executive officers and directors, the Company believes that its executive officers and directors complied in 1999 with all applicable Section 16(a) filing requirements.

                                              [J.P. MORGAN SECURITIES INC. LOGO]

                                                                     SCHEDULE II

June 13, 2000

The Board of Directors
Wynn's International, Inc.
500 North State College Boulevard, Suite 700
Orange, California 92868

Attention: Mr. James Carroll
           Chairman of the Board and Chief Executive Officer

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders and option holders of Wynn's International, Inc. (the "Company") of the consideration proposed to be paid to them in connection with the proposed transaction in which a wholly-owned subsidiary ("Merger Sub") of Parker-Hannifin Corporation (the "Buyer") will promptly commence a tender offer to purchase any and all of the outstanding shares of the Company for $23.00 per share in cash and as promptly thereafter as practicable will merge with the Company, and each outstanding share of common stock of the Company not previously tendered would be converted into the right to receive $23.00 in cash (the "Proposed Transaction"). In addition, all outstanding options to purchase shares of common stock of the Company will be exchanged for cash in an amount equal to the excess, if any, of $23.00 over the per share exercise price of such option, multiplied by the number of shares of common stock of the Company underlying such option. The terms and conditions of the Proposed Transaction are set forth in the Agreement and Plan of Merger, dated as of June 13th, 2000 (the "Agreement"), among the Company, the Buyer and Merger Sub.

     In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Company and the consideration received for such companies; (iv) current and historical market prices of the common stock of the Company; (v) the audited financial statements of the Company for the fiscal years ended December 31, 1995 through 1999, and the unaudited financial statements of the Company for the period ended March 31, 2000; (vi) certain internal financial analyses and forecasts prepared by the Company and its management; and (vii) the terms of other business combinations that we deemed relevant.

     In addition, we have held discussions with certain members of the management of the Company and the Buyer with respect to certain aspects of the Proposed Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Proposed Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information, as we deemed appropriate for the purposes of this opinion. In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

     We have acted as financial advisor to the Company with respect to the Proposed Transaction and will receive a fee from the Company for our services. We will also receive an additional fee if the Proposed Transaction is consummated. Please be advised that we have no other financial advisory or other relationships with the Company or the Buyer. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or the Buyer for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the Company's stockholders and option holders in the Proposed Transaction is fair, from a financial point of view, to the stockholders and option holders of the Company.

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Proposed Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration in the proposed tender offer or how such stockholder should vote with respect to the subsequent merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any tender offer materials or proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

                                 EXHIBIT INDEX

     The following exhibits are filed herewith:

Exhibit (a)(1)   Offer to Purchase, dated June 22, 2000 (incorporated by
                 reference to Exhibit (a)(1) to the Schedule TO).*
Exhibit (a)(2)   Letter of Transmittal, dated June 22, 2000 (incorporated by reference to Exhibit (a)(2) to the Schedule TO).*
Exhibit (a)(3)   Joint Press Release, dated June 13, 2000, issued by
                 Parker-Hannifin Corporation and Wynn's International, Inc.
                 (incorporated by reference to Exhibit 99.3 to Wynn's
                 International, Inc.'s Report on Form 8-K dated June 13,
                 2000).
Exhibit (a)(4)   Letter to Stockholders of Wynn's International, Inc., dated
                 June 22, 2000.*
Exhibit (e)(1)   Confidentiality Agreement, dated February 7, 2000, by and
                 between Parker-Hannifin Corporation and Wynn's
                 International, Inc.
Exhibit (e)(2)   Agreement and Plan of Merger, dated as of June 13, 2000, by and among Parker-Hannifin Corporation, WI Holding Inc. and
                 Wynn's International, Inc. (incorporated by reference to
                 Exhibit (d)(2) to the Schedule TO).
Exhibit (e)(3)   Opinion of J.P. Morgan Securities Inc., dated June 13, 2000
                 (attached hereto as Schedule II).*
Exhibit (e)(4)   Stockholder Tender Agreement, dated as of June 13, 2000,
                 between James Carroll and Parker-Hannifin Corporation
                 (incorporated by reference to Exhibit 99.1 to Wynn's
                 International, Inc.'s Report on Form 8-K dated June 13,
                 2000).
Exhibit (e)(5)   Consulting Agreement, dated June 13, 2000, between James
                 Carroll and Parker-Hannifin Corporation (incorporated by
                 reference to Exhibit (d)(4) to the Schedule TO).
Exhibit (e)(6)   Second Amended Rights Agreement, dated as of October 22,
                 1998, by and between Wynn's International, Inc. and
                 ChaseMellon Shareholder Services, L.L.C., as Rights Agent
                 (incorporated herein by reference to Exhibit 2.1 to
                 Amendment No. 2 on Form 8-A/A dated November 5, 1998).
Exhibit (e)(7)   Amendment No. 1 to Second Amended Rights Agreement, dated as of June 13, 2000, by and between Wynn's International, Inc.
                 and ChaseMellon Shareholder Services, L.L.C., as Rights
                 Agent (incorporated by reference to Exhibit 99.2 to Wynn's
                 International, Inc.'s Report on Form 8-K dated June 13,
                 2000).
Exhibit (e)(8)   Employment Agreement, dated January 1, 1999, between Wynn's
                 International, Inc. and James Carroll (incorporated herein by reference to Exhibit 10.1 to Wynn's International, Inc.'s
                 Report on Form 10-K for the fiscal year ended December 31,
                 1998).
Exhibit (e)(9)   Employment Agreement, dated January 1, 1999, between Wynn's
                 International, Inc. and John W. Huber (incorporated herein by reference to Exhibit 10.3 to Wynn's International, Inc.'s
                 Report on Form 10-K for the fiscal year ended December 31,
                 1998).
Exhibit (e)(10)  Employment Agreement, dated January 1, 1999, between Wynn's
                 International, Inc. and Seymour A. Schlosser (incorporated herein by reference to Exhibit 10.5 to Wynn's International,
                 Inc.'s Report on Form 10-K for the fiscal year ended
                 December 31, 1998).
Exhibit (e)(11)  Employment Agreement, dated January 1, 1999, between Wynn's
                 International, Inc. and Gregg M. Gibbons (incorporated
                 herein by reference to Exhibit 10.7 to Wynn's International,
                 Inc.'s Report on Form 10-K for the fiscal year ended
                 December 31, 1998).

Exhibit (e)(12)  Form of Indemnification Agreement between Wynn's
                 International, Inc. and a director of Wynn's International,
                 Inc. (incorporated herein by reference to Exhibit 10.11 to
                 Wynn's International, Inc.'s Report on Form 10-K for the
                 fiscal year ended December 31, 1993).
Exhibit (e)(13)  Form of Indemnification Agreement between Wynn's
                 International, Inc. and an officer of Wynn's International,
                 Inc. (incorporated herein by reference to Exhibit 10.12 to
                 Wynn's International, Inc.'s Report on Form 10-K for the
                 fiscal year ended December 31, 1996).
Exhibit (e)(14)  Wynn's International, Inc. Amended and Restated 1980 Stock
                 Option and Appreciation Rights Plan (incorporated herein by reference to Exhibit 4.1 to Wynn's International, Inc.'s
                 Registration Statement on Form S-8, Registration No.
                 2-68157).
Exhibit (e)(15)  Wynn's International, Inc. Amended and Restated 1982
                 Incentive Stock Option Plan (incorporated herein by
                 reference to Exhibit 4.2 to Wynn's International, Inc.'s
                 Registration Statement on Form S-8, Registration No.
                 2-68157).
Exhibit (e)(16)  Wynn's International, Inc. Stock-Based Incentive Award Plan
                 (incorporated herein by reference to Exhibit 28.1 to Wynn's
                 International, Inc.'s Registration Statement on Form S-8,
                 Registration No. 33-30296).
Exhibit (e)(17)  Amendment No. 1 to Wynn's International, Inc. Stock-Based
                 Incentive Award Plan (incorporated herein by reference to
                 Exhibit 28.2 to Wynn's International, Inc.'s Registration
                 Statement on Form S-8, Registration No. 33-64090).
Exhibit (e)(18)  Amendment 1996-1 to Wynn's International, Inc. Stock-Based
                 Incentive Award Plan (incorporated herein by reference to
                 Exhibit 10.8 to Wynn's International, Inc.'s Report on Form
                 10-K for the fiscal year ended December 31, 1996).
Exhibit (e)(19)  Amendment 1997-1 to Wynn's International, Inc. Stock-Based
                 Incentive Award Plan (incorporated herein by reference to
                 Exhibit 4.4 to Wynn's International, Inc.'s Registration
                 Statement on Form S-8, Registration No. 333-39045).
Exhibit (e)(20)  Wynn's International, Inc. 2000 Corporate Management
                 Incentive Plan (incorporated herein by reference to Exhibit
                 10.11 to Wynn's International, Inc.'s Report on Form 10-K
                 for the fiscal year ended December 31, 1999).
Exhibit (e)(21)  Wynn's International, Inc. Non-Employee Directors' Stock
                 Option Plan (incorporated herein by reference to Exhibit C of Wynn's International, Inc.'s Definitive Proxy Statement
                 relating to its Annual Meeting of Stockholders held on May
                 11, 1994, filed with the SEC on March 25, 1994).
Exhibit (e)(22)  Amendment 1996-1 to Wynn's International, Inc. Non-Employee
                 Directors' Stock Option Plan (incorporated herein by
                 reference to Exhibit 10.14 to Wynn's International, Inc.'s
                 Report on Form 10-K for the fiscal year ended December 31,
                 1996).
Exhibit (e)(23)  Wynn's International, Inc. 1999 Stock Awards Plan
                 (incorporated herein by reference to Exhibit A to Wynn's
                 International, Inc.'s Proxy Statement to stockholders
                 regarding the Annual Meeting of Stockholders held on April
                 28, 1999).
Exhibit (e)(24)  Amendment No. 1 to Wynn's International, Inc. 1999 Stock
                 Awards Plan (incorporated herein by reference to Exhibit
                 10.24 to Wynn's International, Inc.'s Report on Form 10-K
                 for the fiscal year ended December 31, 1999).
Exhibit (g)      None.

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* Included in copies mailed to stockholders.